NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-13 JUNE 8, 2005

RUBICON MINERALS ANNOUNCES PLANS TO SPIN-OUT NEWFOUNDLAND ASSETS
- Rubicon shareholders to receive shares in new public vehicle

David Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) announced today that the Board of Directors has approved a proposal for the Company to distribute its Newfoundland assets to existing Rubicon shareholders by way of a Plan of Arrangement.

Adamson said: “We believe that Rubicon is both a successful and dominant explorer on the island of Newfoundland. We do not believe the significant value which has been created through discovery in Newfoundland is being reflected in the Rubicon share price. Consequently, our view is that the creation of a new exploration company will both unlock value for the benefit of Rubicon shareholders and also will create an attractive investment vehicle. The new company’s business strategy will be to develop resources within 12-18 months and to secure selective partnerships which can provide sustainable cash flow to the Company. ”

Rubicon controls over 1850 square kilometers in five camp-size land positions in Newfoundland which includes the H-Pond and the Golden Promise discoveries. At H-Pond/Pocket Ponds, the Company has made a new discovery of an extensively mineralized system that offers significant potential for 2005 and beyond. (see news release dated Oct. 5, 2004). At Golden Promise, the Jaclyn Vein Zone, drilling has extended the Jaclyn Main Zone to a strike length of 375 metres and to a vertical depth of 192 metres. Of 30 holes testing the Jaclyn Main Zone to date, 20 have intersected visible gold-bearing quartz vein(s). Intersections include 17.69 g/t gold over 2.30 metres, 16.57 g/t gold over 2.00 metres and 14.85 g/t gold over 2.25 metres. (see news release dated Jan. 22, 2004). Rubicon believes both of these projects have potential to develop into definable resources within 12-18 months.

Rubicon has received internal financial advice on the structure of the new company and it is anticipated that it will be created with between five to six million shares (prior to financing). The proposal will be subject to the approval of shareholders, required regulatory approvals and securing of funding for the new vehicle.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd.. Africo is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36%

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.